UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Humanigen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

444863104

(CUSIP Number)

June 2, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]       Rule 13d-1(b)

[X ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 444863104

1.	Names of Reporting Persons. Valiant Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 27,011,494
6. Shared Voting Power 0
7. Sole Dispositive Power 27,011,494
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,011,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. 444863104

1.	Names of Reporting Persons. Valiant Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 27,011,494
6. Shared Voting Power 0
7. Sole Dispositive Power 27,011,494
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,011,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. 444863104

Names of Reporting Persons.

Christopher R. Hansen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 27,011,494
6. Shared Voting Power 0
7. Sole Dispositive Power 27,011,494
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,011,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 444863104

1.	Names of Reporting Persons. Valiant Capital Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 17,881,609
6. Shared Voting Power 0
7. Sole Dispositive Power 17,881,609
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,881,609

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 444863104

1.	Names of Reporting Persons. Valiant Capital Partners Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 17,881,609
6. Shared Voting Power 0
7. Sole Dispositive Power 17,881,609
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,881,609

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 444863104

Item 1.

(a)	Name of Issuer Humanigen, Inc.

(b)	Address of Issuer’s Principal Executive Offices 533 Airport Boulevard, Suite 400, Burlingame, CA 94010

Item 2.

(a)	The names of the persons filing this statement are:

Valiant Capital Master Fund, L.P., a Cayman Islands limited partnership (“Master Fund”); Valiant Capital Partners Offshore, Ltd., a Cayman Islands exempted company (“Feeder Fund”); Valiant Capital Management, L.P., a Delaware limited partnership ("VCM LP"), which is the general partner and investment adviser to investment funds, including Master Fund and Feeder Fund; Valiant Capital Management, LLC, a Delaware limited liability company ("VCM LLC"), which is the general partner of VCM; and Christopher R. Hansen ("Hansen"), who is the sole manager of VCM LLC.

(collectively, the “Filers”)

Master Fund and Feeder Fund are filing this statement jointly with the other Filers, but not as a member of a group and each expressly disclaims membership in a group. In addition, filing this Schedule 13G on behalf of Master Fund or Feeder Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

(b)	The principal business office of the Filers is located at

One Market Street, Steuart Tower, Suite 2625

San Francisco, CA 94105

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s Common Stock, par value $0.001 per share

(the “Stock”).

(e)	The CUSIP number of the Issuer is: 444863104
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CUSIP No. 444863104

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) .
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 through 9 and 11 of the cover page for each Reporting Person.

The Shares reported herein are owned directly by Master Fund and other investment funds of which VCM LP is the general partner and/or investment adviser, and indirectly by Feeder Fund as a limited partner of Master Fund. As such, VCM LP may be deemed to be a beneficial owner of such Shares. VCM LLC, as the general partner of VCM LP and Hansen, as the sole manager of VCM LLC, may also be deemed to be beneficial owners of such Shares. Each of the Filers disclaims any beneficial ownership of any such Shares except to the extent of such person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The funds managed by VCM LP, including Master Fund and Feeder Fund, hold the Stock for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

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CUSIP No. 444863104

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Joint Filing Agreement.

Item 11.	Certification.

Certification of VCM LP, VCM LLC and Hansen:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Master Fund and Feeder Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 444863104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

VALIANT CAPITAL MASTER FUND, L.P. By: Valiant Capital Management, L.P. its General Partner By: /s/ Michaela Beckman Chief Compliance Officer	VALIANT CAPITAL MANAGEMENT, L.P. By: /s/ Michaela Beckman, Chief Compliance Officer
VALIANT CAPITAL MANAGEMENT, LLC By: /s/ Michaela Beckman, Chief Compliance Officer
VALIANT CAPITAL PARTNERS OFFSHORE, LTD. By: Valiant Capital Management, L.P. its Authorized Signatory By: /s/ Michaela Beckman Chief Compliance Officer	/s/ Christopher R. Hanson

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CUSIP No. 444863104

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Valiant Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 12, 2020

VALIANT CAPITAL MASTER FUND, L.P. By: Valiant Capital Management, L.P. its General Partner By: /s/ Michaela Beckman Chief Compliance Officer	VALIANT CAPITAL MANAGEMENT, L.P. By: /s/ Michaela Beckman, Chief Compliance Officer
VALIANT CAPITAL MANAGEMENT, LLC By: /s/ Michaela Beckman, Chief Compliance Officer
VALIANT CAPITAL PARTNERS OFFSHORE, LTD. By: Valiant Capital Management, L.P. its Authorized Signatory By: /s/ Michaela Beckman Chief Compliance Officer	/s/ Christopher R. Hanson